SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                          MEDPRO SAFETY PRODUCTS, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    24874C106
                   ------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8226
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 28, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 10 pages

CUSIP No.:  24874C106

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER   -   1,321,945
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER   - 1,321,945

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,945

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14   TYPE OF REPORTING PERSON

     IN

                               Page 2 of 10 pages

CUSIP No.:  24874C106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER   -   1,321,945
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER   -  1,321,945

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,945

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14   TYPE OF REPORTING PERSON

     CO

                               Page 3 of 10 pages

CUSIP No.:  24874C106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER   -   1,321,945
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER   -   1,321,945

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,945

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14   TYPE OF REPORTING PERSON

     IA

                               Page 4 of 10 pages

                                EXPLANATORY NOTE

This Amendment No. 2 (this "Statement") amends the Schedule 13D relating to MedPro Safety Products, Inc., a Nevada corporation (formerly known as Dentalserv.com) (the "Issuer"), originally filed on December 21, 2006 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Fund") and certain of its affiliates, and all amendments thereto (the "Existing Schedule 13D"). Items 3, 4 and 7 of the Existing Schedule 13D are hereby supplemented and Items 1 and 5 of the Existing Schedule 13D are hereby replaced in their entirety, as follows:

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of MedPro Safety Products, Inc., a Nevada corporation (the "Issuer"), with its principal executive offices located at 817 Winchester Road, Suite 200, Lexington, KY 40505.

ITEM 3.  Source and Amount of Funds or Other Consideration

         With respect to the December 28, 2007 transaction described in Item 4, the source and amount of funds for the securities purchased was $10 million in cash from working capital of the Fund and the $2 million Note described in Item 4.

ITEM 4.  Purpose of Transaction.

         On December 21, 2007, the Issuer filed a Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Nevada pursuant to which the Issuer (i) changed its corporate name to "MedPro Safety Products, Inc." and (ii) effected a 1-for-4 reverse stock split whereby every 4 issued and outstanding shares of common stock of the Issuer was automatically combined into and became one fully paid and nonassessable share of Common Stock.

         On December 28, 2007, the Issuer and MedPro Safety Products, Inc., a Delaware corporation ("MedPro"), closed a merger agreement (the "Merger Agreement") whereby MedPro merged with and into the Issuer, with the Issuer remaining as the surviving corporation with the stockholders of MedPro exchanging all of their stock in MedPro for a total of 11,284,754 shares of common stock of the Issuer (the "Merger").

         Immediately following the Merger, the Issuer and the Fund closed a Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated as of September 5, 2007 (the "Purchase Agreement"), pursuant to which the Fund invested $10,000,000 in cash to purchase (i) 5,129,407 shares of Series A Convertible Preferred Stock (the "Preferred Stock"), (ii) a Series A Warrant to purchase 5,129,407 shares of Common Stock at an exercise price of $1.81 per share (the "Series A Warrant"), (iii) a Series B Warrant to purchase 5,129,407 shares of Common Stock at an exercise price of $1.99 per share (the "Series B Warrant"), (iv) a Series J Warrant to purchase 5,975,116 shares of Common Stock at an exercise price of $2.18 per share (the "Series J Warrant"), and (v) a Series C Warrant to purchase up to 5,975,116 shares of Common Stock at an exercise price of $2.18 per share (the "Series C Warrant" and, together with the Series A Warrant, the Series B Warrant and the Series J Warrant, the "Warrants"). The Series A Warrant, Series B Warrant and Series C Warrant shall expire on September 5, 2012 and the Series J Warrant shall expire on December 5, 2008.

         In addition to the $10,000,000 cash investment described above, the Fund delivered a secured promissory note (the "Note") to the Issuer in the principal amount of $2,000,000 which is payable on March 31, 2008 (the "Maturity

                               Page 5 of 10 pages

Date"). The Note constitutes a deferred payment under the Purchase Agreement, which may be paid at any time by the Fund prior to the Maturity Date. As a result of the Note, the Fund received the following additional securities: (i) 1,025,881 shares of Preferred Stock, (ii) a Series A Warrant to purchase 1,025,881 shares of Common Stock at an exercise price of $1.81 per share, and
(iii) a Series B Warrant to purchase 1,025,881 shares of Common Stock at an exercise price of $1.99 per share. In connection with the issuance of the Note, the Fund granted to the Issuer a security interest in all securities issued to the Fund in connection with the Note. Furthermore, the Note provides that either the Fund will pay the Note on or before the Maturity Date or another investor may pay $2,000,000 and receive the foregoing securities.

         Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, at no time may the Fund exercise a Warrant if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by the Fund at such time, the number of shares of Common Stock which would result in the Fund beneficially owning in excess of 4.9% of the then issued and outstanding shares of Common Stock (the "Beneficial Ownership Limitation"); provided, however, that upon the Fund providing the Issuer with sixty-one (61) days notice (the "Waiver Notice") that the Fund would like to waive the Beneficial Ownership Limitation with regard to any or all shares of Common Stock issuable upon exercise of a Warrant, the Beneficial Ownership Limitation will be of no force or effect with regard to all or a portion of the Warrant referenced in the Waiver Notice; provided, further, that the Beneficial Ownership Limitation shall be of no further force or effect during the sixty-one (61) days immediately preceding the expiration of the term of such Warrant.

         At any time on or after the date of the initial issuance of the Preferred Stock, the Fund may elect to convert all or any portion of the Preferred Stock into a number of fully paid and nonassessable shares of Common Stock for each such share of Preferred Stock at an initial conversion price of $1.95. At no time may the Fund convert shares of Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would cause the number of shares of Common Stock owned by the Fund at such time to exceed, when aggregated with all other shares of Common Stock owned by the Fund at such time, the number of shares of Common Stock which would result in the Fund beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock (the "Conversion Restriction"); provided, however, that upon the Fund providing the Issuer with sixty-one (61) days notice (the "Series A Convertible Preferred Waiver Notice") that the Fund would like to waive this restriction with regard to any or all shares of Common Stock issuable upon conversion of the Preferred Stock, the Conversion Restriction will be of no force or effect with regard to those shares of Preferred Stock referenced in the Series A Convertible Preferred Waiver Notice.

         Further, the Fund and the Issuer entered into a Registration Rights Agreement dated September 5, 2007 related to the foregoing securities.

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of December 28, 2007, the Fund beneficially owns 1,321,945 shares of Common Stock, representing 9.9% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 13,285,072 shares of Common Stock outstanding as of December 28, 2007, as reported on the Issuer's Form 8-K filed on January 4, 2008.

                               Page 6 of 10 pages

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 1,321,945 shares of Common Stock reported herein.

         (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.



                               Page 7 of 10 pages

ITEM 7.  Material to be Filed as Exhibits.

      Exh. #      Description
      ------      -----------
      1.          Amended and Restated Agreement and Plan of Merger dated
                  November 7, 2007*

      2. Series A Convertible Preferred Stock Purchase Agreement dated September 5, 2007***

      3.          Registration Rights Agreement dated September 5, 2007***

      4.          Promissory Note of Vision Opportunity Master Fund, Ltd.**


      * Incorporated by reference from the Issuer's Current Report on Form 8-K/A filed with the Securities and Exchange
      Commission on November 11, 2007.

      **          Incorporated by reference from the Issuer's Current
      Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2008.

      ***         Filed herewith.



                               Page 8 of 10 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and a Director of the Fund



                               Page 9 of 10 pages

                                  EXHIBIT INDEX

Exh. #      Description

1.          Amended and Restated Agreement and Plan of Merger dated November 7,
            2007*

2. Series A Convertible Preferred Stock Purchase Agreement dated September 5, 2007***

3.          Registration Rights Agreement dated September 5, 2007***

4.          Promissory Note of Vision Opportunity Master Fund, Ltd.**


* Incorporated by reference from the Issuer's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 11, 2007.

**          Incorporated by reference from the Issuer's Current Report on
Form 8-K filed with the Securities and Exchange Commission on January 4,
2008.

***         Filed herewith.






                            Page 10 of 10 pages